Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: jlaxague@caneclark.com

VIA EDGAR

June 29, 2011

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jay Ingram, Legal Branch Chief

Re:

Sunvalley Solar, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed June 22, 2011

File No. 333-171878

Amendment No. 3 to Form 10-K for the Fiscal Year Ended March 31, 2010

Filed June 20, 2011

File No. 333-171878

Dear Mr. Ingram:

We write on behalf of Sunvalley Solar, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in a letter dated June 29, 2011 by Jay Ingram, Legal Branch Chief of the Commission’s Division of Corporate Finance, commenting on the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed June 22, 2011 as well as on the Company’s Amendment No. 3 to Form 10-K for the Fiscal Year Ended March 31, 2010 filed June 20, 2011.

The factual information provided herein relating to the Company has been made available to us by the Company. Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 3 to Form 10-K for the Fiscal Year Ended March 31, 2010

1.                   Please amend this Form 10-K to provide currently dated signatures. In this regard, we note the signatures on your Form 10-K and on the certifications provided as Exhibits 31.1, 31.2, and 32.1 do not appear to have been updated since you filed the second amendment to the Form 10-K.

Response: The Form 10-K has been amended to provide signatures dated today, June 29, 2011.

U.S. Securities and Exchange Commission

Division of Corporate Finance,

Attn: Jay Ingram, Legal Branch Chief

June 29, 2011

In addition, please find enclosed herewith an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 312-6255.

Sincerely,

CANE CLARK LLP

/s/ Joe Laxague

Joe Laxague

Enclosure (Acknowledgment by the Company)